January 30, 2018

Kristi Marrone

Staff Accountant

Office of Real Estate & Commodities

Securities and Exchange Commission

RE:	GRCR Partners, Inc.
Form 10-K for the Year Ended September 30, 2017 Filed January 10, 2018 File No. 333-208814

In response to your letter dated January 22, 2018, the following responses, corresponding sequentially to the paragraphs in your letter, are hereby submitted on behalf of GRCR Partners, Inc. (the “Company”).

For your convenience, we have reproduced below the comments contained in the Staff’s January 22, 2018 letter in italicized text immediately before our response.

Form 10-K for the Year Ended September 30, 2017

 Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 10

1.

We note that as of September 30, 2017 you had a material weakness related to the segregation of duties within your internal control system. To the extent that this material weakness exists in future filings, please revise your report to state that your internal control over financial reporting is not effective. Refer to Item 308(a)(3) of Regulation S-K. Additionally, in future periodic filings include the disclosures required by Item 308(c) of Regulation S-K.

Response: In accordance with your request, the Company will revise our future filings to include a conclusion as to whether or not our internal control over financial reporting is effective or not effective.

Item 15. Exhibits, Financial Statement Schedules

Exhibit 31

2.

We note the language in your certification does not conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. We further note that your officer certification excludes the reference to internal control over financial reporting in the introduction to paragraph 4 and omits paragraph 4(b). Please revise your certification in future periodic filings to comply with Item 601 of Regulation S-K.

Response:   In accordance with your request, the Company will revise our future filings to conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K including specific reference to internal control over financial reporting.

Sincerely,

/s/ Sean Conrad

Sean Conrad

Chief Executive Officer

GRCR Partners Inc

GRCR Partners Inc – www.grcrpartners.com

1771 Post Rd East #178 – Westport CT 06880 – 203.307.1179